Filed by Thermo Electron Corporation
                                                            Pursuant to Rule 425
                                            under the Securities Act of 1933 and
                                          deemed filed pursuant to Rule 14a-6 of
                                             the Securities Exchange Act of 1934

          Subject Company: Fisher Scientific International Inc. (Commission File
                                                                 No. 333-134868)



        [THERMO ELECTRON                [FISHER SCIENTIFIC
        CORPORATION LOGO]               INTERNATIONAL INC. LOGO]

NEWS RELEASE
CONTACT INFORMATION

THERMO ELECTRON                         FISHER SCIENTIFIC
Media Contact:                          Media Contact:
Lori Gorski                             Gia L. Oei
Phone:     781-622-1242                 Phone: 603-929-2489
E-mail: lori.gorski@thermo.com          Email: Gia.Oei@fishersci.com

Investor Contact:                       Investor Contact:
Kenneth J. Apicerno                     Chet Mehta
Phone:  781-622-1111                    Phone: 603-929-2260
E-mail: ken.apicerno@thermo.com         Email: Chet.Mehta@fishersci.com



       THERMO ELECTRON AND FISHER SCIENTIFIC RECEIVE LIMITED REQUEST FROM
               FTC FOR INFORMATION CONCERNING MINOR PRODUCT LINE;
            EXPECT TO RESOLVE ISSUE BY DIVESTING $17 MILLION BUSINESS


WALTHAM, Mass., and HAMPTON, N.H., Aug. 23, 2006 -- Thermo Electron

Corporation (NYSE: TMO) and Fisher Scientific International Inc.

(NYSE: FSH) today announced that they have received a request for additional information (second request) from the Federal Trade

Commission (FTC) in connection with the pending merger of the two companies. The second request is limited to information concerning a single, minor product line.

     Thermo and Fisher expect to resolve issues raised by the second request by agreeing to divest a $17 million product line of Fisher's. The companies also expect to obtain termination of the waiting period under the Hart-Scott-Rodino

Antitrust Improvements Act in October.

     Thermo and Fisher are working cooperatively with the staff of the European

Commission in connection with its review of the proposed merger.

     The companies continue to expect the transaction will close in the fourth quarter of 2006, following shareholder and regulatory approvals.

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THERMO AND FISHER SCIENTIFIC RECEIVE LIMITED REQUEST FOR INFORMATION - 2

ABOUT THERMO ELECTRON
Thermo Electron Corporation (NYSE: TMO) is the world leader in analytical instruments. Our instrument solutions enable our customers to make the world a healthier, cleaner and safer place. Thermo's Life and Laboratory Sciences segment provides analytical instruments, scientific equipment, services and software solutions for life science, drug discovery, clinical, environmental and industrial laboratories. Thermo's Measurement and Control segment is dedicated to providing analytical instruments used in a variety of manufacturing processes and in-the-field applications, including those associated with safety and homeland security. For more information, visit http://www.thermo.com.

ABOUT FISHER SCIENTIFIC: THE WORLD LEADER IN SERVING SCIENCE
Fisher Scientific International Inc. (NYSE: FSH) is a leading provider of products and services to the scientific community. Fisher facilitates discovery by supplying researchers and clinicians in labs around the world with the tools they need. We serve pharmaceutical and biotech companies; colleges and universities; medical-research institutions; hospitals; reference, quality-control, process-control and R&D labs in various industries; as well as government agencies. From biochemicals, cell-culture media and proprietary RNAi technology to rapid-diagnostic tests, safety products and other consumable supplies, Fisher provides more than 600,000 products and services. This broad offering, combined with Fisher's globally integrated supply chain and unmatched sales and marketing capabilities, helps make our 350,000 customers more efficient and effective at what they do.

Founded in 1902, Fisher Scientific is a FORTUNE 500 company and is a component of the S&P 500 Index. With approximately 19,500 employees worldwide, the company had revenues of $5.6 billion in 2005. Fisher Scientific is a company committed to delivering on our promises -- to customers, shareholders and employees alike. Additional information about Fisher is available on the company's Web site at www.fisherscientific.com.

FORWARD-LOOKING STATEMENTS
Information set forth in this press release contains forward-looking statements, which involve a number of risks and uncertainties. Thermo Electron and Fisher Scientific caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Thermo Electron and Fisher Scientific, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Thermo Electron's and Fisher Scientific's filings with the Securities and Exchange Commission (the "SEC"), including their respective Quarterly Reports on Form 10-Q for the second quarter of 2006. These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing,
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THERMO AND FISHER SCIENTIFIC RECEIVE LIMITED REQUEST FOR INFORMATION - 3

spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers' capital spending policies and government funding policies; realization of potential future savings from new productivity initiatives; dependence on customers that operate in cyclical industries; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; exposure to product liability claims in excess of insurance coverage; and the effect of exchange rate fluctuations on international operations. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THIS TRANSACTION
In connection with the proposed merger, Thermo Electron has filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Thermo Electron and Fisher Scientific that also constitutes a prospectus of Thermo Electron. Thermo Electron and Fisher Scientific mailed the joint proxy statement/prospectus to their respective stockholders on or about July 25, 2006. Investors and security holders are urged to read the joint proxy statement/ prospectus regarding the proposed merger because it contains important information. You may obtain a free copy of the joint proxy statement/prospectus and other related documents filed by Thermo Electron and Fisher Scientific with the SEC at the SEC's Web site at www.sec.gov. The joint proxy statement/ prospectus and the other documents may also be obtained for free by accessing Thermo Electron's Web site at http://www.thermo.com under the heading "About Thermo" and then under the heading "Investors" or by accessing Fisher Scientific's Web site at http://www.fisherscientific.com under the tab
"Investor Info."

Thermo Electron, Fisher Scientific and their respective directors and executive officers may be soliciting proxies from stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger is set forth in the definitive joint proxy statement/prospectus regarding the proposed merger, which was filed with the SEC on July 25, 2006. You can find information about Thermo Electron's executive officers and directors in Thermo Electron's definitive proxy statement filed with the SEC on April 11, 2006. You can find information about Fisher Scientific's executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2006. You can obtain free copies of these documents from Thermo Electron or Fisher Scientific using the contact information above.

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